(logo) Fidelity Investments®||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	245 Summer Street Boston MA 02210 617-563-7000

||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	April 14, 2016

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Fidelity Revere Street Trust (the trust):
Fidelity Cash Central Fund Fidelity Municipal Cash Central Fund Fidelity Securities Lending Cash Central Fund Fidelity Tax-Free Cash Central Fund (the funds)
File No. 811-07807
Amendment No. 40

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, and Regulation S-T, transmitted herewith on behalf of the trust is an amendment to the trust's Registration Statement on Form N-1A. This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the trust.

This filing includes the following items: cover letter, facing page, Part A, Part B, and Part C for the funds referenced above. The fund's Part A and Part B, as filed herein, have been tagged to indicate modifications and editorial changes made since the filing of Amendment No. 39.

This filing serves to make other non-material changes.

Please contact Jamie Plourde at (817) 474-7037 in connection with any questions or comments regarding this filing.

||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	Very truly yours,

/s/ Jamie Plourde
Jamie Plourde
Legal Product Group